SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                           (Amendment No. 1)

                  SHELLS SEAFOOD RESTAURANTS, INC.
                          (Name of Issuer)

                    Common Stock, $.01 par value per share
                       (Title of Class of Securities)

                             822809 10 9
                           (CUSIP Number)

                         Frederick R. Adler
                    1520 South Ocean Boulevard
                    Palm Beach, Florida  33480
                          (561) 659-2001
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         December 29, 1997
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

                                SCHEDULE 13D


CUSIP No. 822809 10 9

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    (a)    Frederick R. Adler


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
    PF

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
    ITEMS 2(d) or 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    (a)    USA

NUMBER         7.  SOLE VOTING POWER
OF                 (a)     -0-

SHARES         8.  SHARED VOTING POWER
BENEFICIALLY       (a)     -0-

OWNED BY       9.  SOLE DISPOSITIVE POWER
EACH               (a)     -0-

REPORTING      10. SHARED DISPOSITIVE POWER
PERSON WITH        (a)     -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                   (a)     1,109,726 (*)
                           (*) These shares may be deemed to be beneficially owned for Federal securities laws purposes by Frederick R. Adler, as a result of such shares being held by the Frederick R. Adler Intangible Asset Management Trust.

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   (a)     24.3%

14.     TYPE OF REPORTING PERSON
                   (a)     IN

This Amendment No. 1 is being filed by Frederick R. Adler (the "Reporting Person") to reflect the transfer by the Reporting Person of (i) 759,726 shares of common stock, par value $.01 per share (the "Common Stock") of Shells Seafood Restaurants, Inc.; (ii) warrants to purchase 175,000 shares of Common Stock at an exercise price of $3.15 per share at any time up to and including December 31, 1999; (iii) warrants to purchase 100,000 shares of Common Stock at an exercise price of $3.50 per share at any time up to and including September 19, 2000; and (iv) warrants to purchase 75,000 shares of Common Stock at an exercise price of $3.50 per share at any time up to and including February 29, 2001, to a trust of which the Reporting Person is the settlor and beneficiary.

Item 1.   SECURITY AND ISSUER

     This Amendment No. 1 to Schedule 13D ("Schedule 13D") relates to the Common Stock, $.01 par value per share, of Shells Seafood Restaurants, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 16313 N. Dale Mabry Highway, Suite 100, Tampa, Florida 33618.

Item 2.   IDENTITY AND BACKGROUND

     No change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not Applicable.


Item 4.   PURPOSE OF TRANSACTION

     All the shares of Common Stock and the warrants to purchase 350,000 shares of Common Stock beneficially owned by the Reporting Person were acquired solely for investment purposes. The Reporting Person transferred 759,726 shares of Common Stock and warrants to purchase 350,000 shares of Common Stock included in such filing to the Frederick R. Adler Intangible Asset Management Trust (the "Trust"). Mr. Adler is the settlor and beneficiary of the Trust.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Trust beneficially owns an aggregate of 759,726 shares of Common Stock and warrants to purchase 350,000 shares of Common Stock, representing approximately 24.3% of the outstanding shares of Common Stock. Mr. Adler may be deemed to beneficially own the shares and warrants to purchase shares of Common Stock held by the Trust for Federal securities laws purposes. Mr. Adler disclaims beneficial ownership of the shares and warrants to purchase shares of Common Stock held by the Trust for purposes of
Section 13 of the Securities Exchange Act of 1934 and for all other purposes.

     (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page.

     (c) No transactions in the Common Stock were effected by the Reporting Person during the past 60 days except:

     (i) On December 29, 1997, the Reporting Person transferred 759,726 shares of Common Stock and warrants to purchase 350,000 shares of Common Stock to the Trust. No consideration was paid with respect to such transfer.

     (d)  Not applicable.

     (e) As a result of the transfer by the Reporting Person on December 29, 1997, of the 759,726 shares of Common Stock and warrants to purchase 350,000 shares of Common Stock to the Trust, the Reporting Person may still be deemed to be the beneficial owner of more than 5% of the Common Stock of the Company.


Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH
          RESPECT TO SECURITIES OF THE ISSUER.

     None.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                          /s/ Frederick R. Adler
                          Frederick R. Adler



Date:     January 9, 1998